Exhibit 99.1

Dominion Diamond Corporation Files Application to Extend the Ekati Diamond Mine

TORONTO, CANADA, Oct. 23, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announced today that it has filed an application with the Wek'éezhii Land and Water Board ("WLWB") requesting a new land use permit and a Class A Water Licence for extension of the Ekati Diamond Mine to include the Jay and Cardinal kimberlite pipes (the "Jay-Cardinal Project").

Robert Gannicott, Chairman and Chief Executive Officer stated:  "The scale and robust nature of the Jay-Cardinal Project has the potential to secure the future not just of the Ekati Diamond Mine, but of the Northwest Territories diamond industry."

The application filed by the Company, which is a Detailed Project Report for the Jay-Cardinal Project, represents the first stage in the regulatory approval process. Detailed study work commenced immediately following the acquisition of the Ekati Diamond Mine by the Company on 10th April 2013.

The Jay-Cardinal Project involves the development of the largest diamondiferous resource in North America. The development and mining of these kimberlites is the cornerstone of Dominion Diamond Corporation's strategy for building a long-term, sustainable Canadian diamonds business. At the Jay pipe, drilling to date has established 78 million carats of indicated resource and 13 million carats of inferred resource. Further work at Jay during the coming winter is designed to enable consideration of an open pit reserve to support development of the project.  In itself, the Jay-Cardinal Project has the potential to extend the operating life of the Ekati Diamond Mine in the order of 10 to 20 years beyond the currently scheduled closure in 2019.

The Jay-Cardinal Project schedule anticipates Environmental Assessment approval before the end of 2015. Construction would then commence, leading to the planned release of diamond-bearing kimberlite to the process plant by 2019.

The Jay and Cardinal kimberlite pipes are located in Lac du Sauvage in the southeastern portion of the Ekati mine property, about 25 km from the main facilities and approximately 7 km to the northeast of the Company's Misery mining area. The two pipes are located in the Buffer Zone Joint Venture, in which the Company has a 58.8% control interest.

Mining of the Jay and Cardinal kimberlite pipes will require two freshwater diversions around an area within the Lac du Sauvage. The water level would be drawn down to a level that exposes the two kimberlite pipes for open pit mining; underground mining is also planned. Diamond-bearing kimberlite would be trucked to the existing Ekati Diamond Mine process plant using the existing Misery haul road. Processed kimberlite tailings would be deposited into mined-out open pits at the Ekati site such that environmental disturbances related to expanding or constructing new deposition areas is avoided.

An area at the outlet of Lac du Sauvage that has been traditionally used by local Aboriginal groups will not be disturbed by the Jay-Cardinal Project. The existing Ekati Diamond Mine environmental monitoring, management and mitigation programs can all be expanded to incorporate the activities proposed for the Jay-Cardinal Project.

The current 43-101 compliant resource estimate for the Jay kimberlite pipe includes 36.2 million tonnes of indicated resource at 2.2 carats per tonne and 9.5 million tonnes of inferred resources at 1.4 carats per tonne. The pipe is believed to continue at depth. The Company estimates the rough diamond price for the Jay diamonds to be approximately US$74 per carat as at December 31, 2012, assuming the current process plant recovery parameters that use a 1.2 mm slot screen cutoff resulting in 85% of the diamonds being recovered (for more information please see Company's Technical Report filed on SEDAR and posted on the Company's website).

Follow-up delineation drilling programs are planned at both Jay and Cardinal kimberlite pipes for winter 2014. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company has already started the initial work on a pre-feasibility report for the development which it aims to complete in calendar 2014.

The Detailed Project Report is available from the WLWB at http://wlwb.ca/ and on the Company's website.

Qualified Person
The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information

This press release includes forward-looking information about the Jay-Cardinal Project, which is based on certain factors and assumptions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Actual results may vary from the forward-looking information. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities and risks associated with the regulatory approval process. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking information is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 23-OCT-13